Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUMMARY OF SOLVENCY QUARTERLY REPORT OF

INSURANCE COMPANYNOTE

(FIRST QUARTER OF 2023)

COMPANY PROFILE AND CONTACT INFORMATION

Name of the Company in Chinese:	中國人壽保險股份有限公司

Name of the Company in English:	China Life Insurance Company Limited

Legal Representative:	Bai Tao

Registered Address:	16 Financial Street, Xicheng District, Beijing, P.R. China

Registered Capital (Working Capital):	RMB28.265 billion

Note:

This summary of solvency quarterly report is prepared in accordance with the relevant requirements under the “Solvency Regulatory Rules II for Insurance Companies” issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”) and the “Notice for Defining the Policy of Transitional Period for the Implementation by Life Insurance Companies of the ‘Solvency Regulatory Rules for Insurance Companies No 15: Public Disclosure of Solvency Information’ issued by the Solvency Supervision Department of the CBIRC”.

Corporate License Number of Insurance Institution (Insurance Business License):	No. 000005

Business Commencement Date:	June 30, 2003

Business Scope:	Life, health, accident and other types of personal insurance businesses; reinsurance of the personal insurance businesses; funds management business permitted by national laws and regulations or approved by the State Council; personal insurance services, consulting and agency businesses; sale of securities investment funds; other businesses approved by the national insurance regulatory departments.

Business Area:	the People’s Republic of China, for the purpose of this report, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region (the “PRC”)

Contact Name:	He Zheng

Contact Office Telephone Number:	010-63631371

Contact Mobile Phone Number:	13671210021

Contact Email Address:	c-rossinfo@e-chinalife.com

1.	STATEMENT BY THE CHAIRMAN OF THE BOARD OF DIRECTORS AND THE MANAGEMENT

This report has been approved by the Chairman of the Board of Directors of the Company. The Chairman of the Board of Directors and the management of the Company warrant that the information contained in this report is true, accurate, complete and legally compliant and there are no false representations, misleading statements contained in or material omissions from this report, and severally and jointly accept legal responsibility for the above.

The statement is hereby given.

2.	BASIC INFORMATION

(1)	Shareholding Structure, Shareholders and Their Changes During the Reporting Period

1)	Shareholding structure and its changesNote

Unit: Ten thousand shares

Category	At the beginning of the period		Changes in the number of shares or shareholding percentage during the period				At the end of the period
	Shares or capital contribution	Percentage (%)	Capital injection by shareholders	Capital reserve transfer and distribution of dividend	Equity transfer	Sub-total	Shares or capital contribution	Percentage (%)
RMB ordinary shares	2,082,353	73.67	–	–	–	–	2,082,353	73.67
Overseas listed foreign shares	744,118	26.33	–	–	–	–	744,118	26.33
Total	2,826,471	100.00	–	–	–	–	2,826,471	100.00

Note:

Currently, there is no feature in the shareholders’ information enquiry platform that can track down the type of shareholders according to the classification of “state-owned shares, corporate legal shares, foreign invested shares and natural person shares”. As such, the above information is presented by the Company based on the shareholding structure as disclosed in its annual report.

2)	Effective controller

The effective controller of the Company is the Ministry of Finance of the PRC. As at the end of the reporting period, the equity and controlling relationship between the Company and its effective controller is set out below:

3)	Top ten shareholders (in the descending order of their shareholding percentage in the Company as at the end of the period)

Unit: Ten thousand shares

Name of shareholder	Nature of shareholder	Changes in the number of shares held by the shareholder or the amount of capital contribution during the period	Number of shares held by the shareholder or the amount of capital contribution as at the end of the period	Shareholding percentage as at the end of the period	Number of shares pledged	Number of shares frozen

China Life Insurance (Group) Company	State-owned legal person	–	1,932,353	68.37%	–	–

HKSCC Nominees Limited	Overseas legal person	48	732,618	25.92%	–	–

China Securities Finance Corporation Limited	State-owned legal person	–	70,824	2.51%	–	–

Central Huijin Asset Management Limited	State-owned legal person	–	11,717	0.41%	–	–

Hong Kong Securities Clearing Company Limited	Overseas legal person	11	4,177	0.15%	–	–

Guosen Securities Co., Ltd. – Founder Fubon CSI Insurance Theme Index Security Investment Fund	Other	-222	1,865	0.07%	–	–

Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	-75	1,311	0.05%	–	–

China International Television Corporation	State-owned legal person	–	1,000	0.04%	–	–

National Social Security Fund Portfolio 114	State-owned legal person	938	938	0.03%	–	–

China National Nuclear Corporation Capital Holdings Co., Ltd.	State-owned legal person	895	895	0.03%	–	–

Details of shareholders

1.  HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. Since the relevant regulations of the Stock Exchange do not require such persons to declare whether their shareholdings are pledged or frozen, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.  The Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

4)	Shareholdings of the Directors, Supervisors and senior management

No relevant circumstance occurred during the reporting period.

5)	Equity transfer during the reporting period

No relevant circumstance required for reporting by the regulatory rules during the reporting period.

(2)	Directors, Supervisors and Senior Management of the Head Office

1.	Basic information of the Directors, Supervisors and senior management of the head office

1)	Basic information of the Directors

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Bai Tao	March 1963	Doctoral degree in Economics	May 2022	Chairman of the Board of Directors, Executive Director	Yin Bao Jian Fu (2022) No. 361

Chairman of the Board of Directors and the Secretary to the Party Committee of China Life Insurance (Group) Company

Chairman of the Board of Directors of China Guangfa Bank Co., Ltd.

Vice Chairman of China Society for Finance and Banking

Vice chairman of China Enterprise Confederation

Vice chairman of China Enterprise Directors Association

Mr. Bai became the Chairman of the Board of Directors of the Company in May 2022. He has been the Secretary to the Party Committee of China Life Insurance (Group) Company since January 2022 and the Chairman of China Life Insurance (Group) Company since March 2022. From 2016 to 2022, he served as a member of the Party Committee and the Deputy General Manager of China Investment Corporation; the Deputy Secretary to the Party Committee, the Vice Chairman, the President and an Executive Director of The People’s Insurance Company (Group) of China Limited; and the Chairman and the Secretary to the Leading Party Members’ Group of State Development & Investment Corp., Ltd..

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Zhao Peng	April 1972	Master’s degree in Economics and Master’s degree in Business Administration	As Executive Director and President since October 2022	Executive Director, President	Yin Bao Jian Fu (2022) No. 762 Yin Bao Jian Xu Ke (2022) No. 736	Vice President of China Life Insurance (Group) Company	Mr. Zhao became an Executive Director and the President of the Company in October 2022. He has been the Vice President of China Life Insurance (Group) Company since September 2022. He served as the temporary Person in Charge of the Company from August to October 2022. From 2020 to 2022, he served as the Vice President of the Agricultural Development Bank of China. From 2017 to 2020, he successively served as an Assistant to the President and a Vice President of the Company, the Chief Financial Officer of China Life Insurance (Group) Company and an Executive Director of the Company. From 2019 to 2021, he also served as a Director of each of Sino-Ocean Group Holding Limited and China Life Franklin Asset Management Company Limited.

Li Mingguang	July 1969	Master’s degree in Economics, EMBA for the senior management	As Executive Director since August 2019, as Vice President since November 2014, as Chief Actuary since March 2012	Executive Director, Vice President, Chief Actuary	Jing Yin Bao Jian Fu (2019) No. 635 Bao Jian Xu Ke (2014) No. 918 Bao Jian Shou Xian (2012) No. 187	Director of China Life Asset Management Company Limited	Mr. Li became an Executive Director of the Company in August 2019. He has been the Vice President of the Company since November 2014 and the Chief Actuary of the Company since March 2012. From June 2017 to February 2023, he served as the Board Secretary of the Company. From May 2012 to May 2022, he served as the Chief Actuary of China Life Pension Company Limited.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Wang Junhui	July 1971	Doctoral degree in Finance	August 2019	Non-executive Director	Jing Yin Bao Jian Fu (2019) No. 635

Chief Investment Officer of China Life Insurance (Group) Company

President and Director of China Life Asset Management Company Limited

Non-executive Director of China Life Property and Casualty Insurance Company Limited

Director of China Life Insurance (Overseas) Company Limited

Chairman of China Life AMP Asset Management Company Limited

Director of China United Network Communications Limited

Director of China Shimao Investment Company Limited

Director of China World Trade Center Limited

Chairman of the Insurance Asset Management Association of China

Executive Director of the Insurance Association of China

Mr. Wang became a Non-executive Director of the Company in August 2019. He has been the Chief Investment Officer of China Life Insurance (Group) Company and the President of China Life Asset Management Company Limited since August 2016. He has been a Director of China Life Insurance (Overseas) Company Limited since June 2020, the Chairman of China Life Franklin Asset Management Company Limited since September 2016, and the Chairman of China Life AMP Asset Management Company Limited since December 2016.

Lam Chi Kuen	April 1953	Higher Diploma in Accounting	June 2021	Independent Director	Yin Bao Jian Fu (2021) No. 503	Independent Non-executive Director of China Cinda Asset Management Co., Ltd. Independent Non-executive Director of Luks Group (Vietnam Holdings) Company Limited	Mr. Lam became an Independent Director of the Company in June 2021.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Zhai Haitao	January 1969	Master’s degrees in International Affairs and Business Administration	October 2021	Independent Director	Yin Bao Jian Fu (2021) No. 778

President and Founding Partner of Primavera Capital Group

Independent Director of China Everbright Environment Group Limited

Independent Director of China Everbright Water Limited

Independent Director of Lianyin Venture Capital Co., Ltd. (a wholly-owned subsidiary of China UnionPay Group)

Mr. Zhai became an Independent Director of the Company in October 2021.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Huang Yiping	March 1964	Doctoral degree in Economics	July 2022	Independent Director	Yin Bao Jian Fu (2022) No. 450

Jinguang Chair Professor of Finance and Economics and the Associate Dean of the National School of Development of Peking University

Director of the Institute of Digital Finance of Peking University

Deputy Secretary-General of China Society for Finance and Banking

Chairman of the Professional Committee of FinTech Development and Research of the National Internet Finance Association of China

Chairman of the Academic Committee of China Finance 40 Forum

Member of Chinese Economists 50 Forum

Member of the Decision-making Advisory Committee of Guangdong Provincial People’s Government

Director of Shanghai Pu Shan New Finance Development Foundation

Mr. Huang became an Independent Director of the Company in July 2022.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Invited Expert (Advisor) of the 2nd Fintech Cooperation Committee of Asian Financial Cooperation Association

Vice Chairman of the Professional Committee on the Study of Regional Finance of the Society of Public Finance of China

Executive Director and Vice Chairman of the Ninth Session of the Board of Directors and member of the Academic Committee of China Institute of Rural Finance

Editor in Chief of China Economic Journal

Deputy Editor in Chief of Asian Economic Policy Review

Independent Director of Ant Group Co., Ltd.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Chen Jie	April 1970	Doctoral degree in Civil and Commercial Law	July 2022	Independent Director	Yin Bao Jian Fu (2022) No. 450

Director and researcher of the Commercial Law Research Unit of the Institute of Law of Chinese Academy of Social Sciences

Member of Chinese Legal System Committee of China Democratic League

Vice Chairman of China Business Law Society

Executive Director of the Institute of Commercial Law of China Law Society

Executive Director of the Institute of Securities Law of China Law Society

Director of the Institute of Insurance Law of China Law Society

Member of the Securities and Futures Expert Group of the China Securities Regulatory Commission

Member of the Appeal Review Committee of the Shenzhen Stock Exchange

Ms. Chen became an Independent Director of the Company in July 2022.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Expert Member on “Holding Shares and Exercising Shareholders’ Rights” of China Securities Investor Services Center

Member of the Expert Advisory Committee of Beijing Financial Court

Arbitrator of Beijing Arbitration Commission/ Beijing International Arbitration Center

Arbitrator of Shenzhen Court of International Arbitration

Arbitrator of China International Economic and Trade Arbitration Commission

Arbitrator of Shanghai International Economic and Trade Arbitration Commission

2)	Basic information of the Supervisors

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Cao Weiqing	September 1965	Master’s degree in Economics	October 2022	Chairman of the Board of Supervisors	Yin Bao Jian Fu (2022) No. 762		Mr. Cao became the Chairman of the Board of Supervisors of the Company in November 2022. He is a member of the Party Committee of the Company. He successively served as the Secretary to the Discipline Inspection Committee, the Chairman of the Board of Supervisors and a Vice President of China Life Asset Management Company Limited from 2016 to 2022.

Niu Kailong	September 1974	Doctoral degree in Economics	October 2021	Non-Employee Representative Supervisor	Yin Bao Jian Fu (2021) No. 778	General Manager of the Strategic Planning Department of China Life Insurance (Group) Company President of China Life Institute of Finance	Mr. Niu became a Supervisor of the Company in October 2021.

Wang Xiaoqing	October 1965	Bachelor’s degree in Engineering	December 2019	Employee Representative Supervisor	Jing Yin Bao Jian Fu (2019) No. 1110		Ms. Wang became a Supervisor of the Company in December 2019. She has successively served as the Deputy General Manager and the General Manager of the Risk Management Department of the Company since April 2018. She served as the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company from May 2016 to April 2018.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Lai Jun	May 1964	Bachelor’s degree	October 2021	Employee Representative Supervisor	Yin Bao Jian Fu (2021) No. 778		Mr. Lai became a Supervisor of the Company in October 2021. He has been the General Manager of the Human Resources Department of the Company since May 2021. From 2015 to 2021, he successively served as the Person in Charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Hainan Branch, as well as the General Manager of Xinjiang Branch of the Company.

Hu Zhijun	July 1971	Master’s degree in Management	July 2022	Employee Representative Supervisor	Yin Bao Jian Fu (2022) No. 450		Ms. Hu became a Supervisor of the Company in July 2022. She has been the General Manager of the Audit Department of the Company since October 2022. She served as the General Manager of the Asset Management Department of the Company from December 2014 to October 2022.

3)	Basic information of the senior management of the head office

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Ruan Qi	July 1966	EMBA for the senior management	April 2018	Vice President, Chief Risk Officer	Yin Bao Jian Xu Ke (2018) No. 63		Mr. Ruan became the Vice President of the Company in April 2018. He has been the Chief Risk Officer of the Company since December 2022. He served as the Chief Information Technology Officer of the Company from January 2018 to April 2018. He served as the Chief Information Technology Officer and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from October 2016 to January 2018.

Zhan Zhong	July 1968	Bachelor’s degree in Engineering	July 2019	Vice President	Jing Yin Bao Jian Fu (2019) No. 493	Director of Sino-Ocean Group Holding Limited	Mr. Zhan became the Vice President of the Company in July 2019. He served as the Marketing Director of the Company from August 2017 to July 2019, and the General Manager of the Individual Insurance Sales Department of the Company from July 2014 to August 2019. He served as an Employee Representative Supervisor of the Company from July 2015 to August 2017.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Yang Hong	February 1967	EMBA for the senior management	July 2019	Vice President	Jing Yin Bao Jian Fu (2019) No. 493		Ms. Yang became the Vice President of the Company in July 2019. She served as the Operation Director of the Company from March 2018 to July 2019, and the General Manager of the Operation and Service Center of the Company from January 2018 to August 2019. She successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department, and the General Manager (at the general manager level of the provincial branches) of the Process and Operation Management Department of the Company from 2011 to 2018.

Zhao Guodong	November 1967	Bachelor’s degree	October 2019	Assistant to the President, Board Secretary	Jing Yin Bao Jian Fu (2019) No. 851 Yin Bao Jian Fu (2023) No. 83		Mr. Zhao became an Assistant to the President of the Company in October 2019. He has been the Board Secretary of the Company since February 2023. He served as the General Manager of Jiangsu Branch of the Company from July 2018 to October 2022. During the period from 2016 to 2018, he successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of Chongqing Branch, and the General Manager of Hunan Branch of the Company.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Bai Kai	June 1974	Postgraduate	April 2022	Assistant to the President	Yin Bao Jian Fu (2022) No. 283		Mr. Bai became an Assistant to the President of the Company in April 2022. He served as the General Manager of Hubei Branch of the Company from March 2020 to November 2022. During the period from 2017 to 2020, he successively served as the Deputy General Manager and the Deputy General Manager (responsible for daily operations) of Hubei Branch of the Company.

Xu Chongmiao	October 1969	Doctoral degree in Law	July 2018	Compliance Officer	Yin Bao Jian Xu Ke (2018) No. 593		Mr. Xu became the Compliance Officer of the Company in July 2018. He has been the General Manager of the Legal and Compliance Department and the Legal Officer of the Company since September 2014.

Liu Fengji	October 1969	EMBA for the senior management	December 2021	Person in Charge of Audit	Yin Bao Jian Fu (2021) No. 1032		Mr. Liu became the Person in Charge of Audit of the Company in December 2021. During the period from October 2021 to December 2021, he served as a temporary Person in Charge of Audit of the Company. From February 2021 to September 2022, he served as the General Manager of the Audit Department of the Company. During the period from February 2018 to February 2021, he served as the General Manager of Tianjin Branch of the Company. From 2016 to 2018, he successively served as the Person in Charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Qinghai Branch of the Company.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Hu Jin	November 1971	Master’s degree in Economics	February 2023	Person in Charge of Finance	Yin Bao Jian Fu (2023) No. 82		Ms. Hu became the Person in Charge of Finance of the Company in February 2023. She has been the General Manager of the Finance Department of the Company since June 2020. From October 2022 to February 2023, she served as a temporary Person in Charge of Finance of the Company. From June 2020 to March 2021, she served as the General Manager of the Shared Service Center (Financial Segment) of the Company. From August 2019 to June 2020, she served as the Deputy General Manager (responsible for daily operations) of the Finance Department and concurrently acted as the Deputy General Manager of the Shared Service Center (Financial Segment) of the Company. From 2013 to 2019, she successively served as the Deputy General Manager of the Finance Department, the Deputy General Manager of the Accounting Department and the Deputy General Manager (responsible for daily operations) of the Accounting Department of the Company.

All information set forth in the table 1) – 3) is as at the end of the reporting period, and this table only provides the basic information of the senior management officers of the Head Office who are not Directors or Supervisors. For details of other senior management officers of the Head Office, please refer to the tables under the basic information of the Directors and Supervisors.

2.	The changes of the Directors, Supervisors and senior management during the reporting period and as at the disclosure date of the summary of this report:

1)	Due to the adjustment of work arrangements, Ms. Zhang Di ceased to be an Assistant to the President and the Chief Investment Officer from January 2023.

2)

In accordance with the resolution adopted by the seventh session of the Board of Directors of the Company and upon approval by the CBIRC, Ms. Hu Jin served as the Person in Charge of Finance of the Company from February 24, 2023.

3)

In accordance with the resolution adopted by the seventh session of the Board of Directors of the Company and upon approval by the CBIRC, Mr. Zhao Guodong served as the Board Secretary of the Company from February 24, 2023.

4)

Due to the adjustment of work arrangements, Mr. Li Mingguang, being an Executive Director, the Vice President, the Chief Actuary and the Board Secretary of the Company, tendered his letter of resignation to the Board of Directors of the Company on February 24, 2023, with his decision of not concurrently serving as the Board Secretary of the Company. The resignation took effect from the date when the letter was served to the Board of Directors.

(3)	Subsidiaries, Joint Ventures and Associated Corporations

Unit: RMB million

No.	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in amount

1	China Life Asset Management Company Limited	Subsidiary	1,680	1,680	–	60.00%	60.00%	–

2	China Life Pension Company Limited	Subsidiary	2,626	2,626	–	70.74%	70.74%	–

3	China Life Sales Company Limited	Subsidiary	–	–	–	90.81%	90.81%	–

4	New Aldgate Limited	Subsidiary	1,168	1,168	–	100.00%	100.00%	–

5	Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership)	Subsidiary	502	502	–	99.98%	99.98%	–

6	Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership)	Subsidiary	502	502	–	99.98%	99.98%	–

7	Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	Subsidiary	540	521	-19	99.98%	99.98%	–

8	Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	Subsidiary	540	521	-19	99.98%	99.98%	–

9	Shanghai Wansheng Industry Partnership (Limited Partnership)	Subsidiary	4,036	4,048	12	99.98%	99.98%	–

10	Shanghai Rui Chong Investment Co., Limited	Subsidiary	6,100	6,100	–	100.00%	100.00%	–

11	Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership)	Subsidiary	2,835	2,835	–	90.00%	90.00%	–

12	Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	Subsidiary	1,680	1,680	–	99.98%	99.98%	–

13	Golden Phoenix Tree Limited	Subsidiary	–	264	264	100.00%	100.00%	–

14	Glorious Fortune Forever Limited	Subsidiary	–	–	–	100.00%	100.00%	–

15	China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	Subsidiary	6,916	6,916	–	99.99%	99.99%	–

16	China Life Guangde (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	Subsidiary	1,316	1,316	–	99.95%	99.95%	–

17	China Life (Suzhou) Pension and Retirement Investment Company Limited	Subsidiary	2,181	2,181	–	100.00%	100.00%	–

18	China Life (Beijing) Health Management Company Limited	Subsidiary	1,530	1,530	–	100.00%	100.00%	–

19	Beijing China Life Pension Industry Investment Fund (Limited Partnership)	Subsidiary	2,392	2,602	210	99.90%	99.90%	–

20	Sunny Bamboo Limited	Subsidiary	2,359	2,359	–	100.00%	100.00%	–

21	Golden Bamboo Limited	Subsidiary	3,101	3,101	–	100.00%	100.00%	–

22	Fortune Bamboo Limited	Subsidiary	2,435	2,435	–	100.00%	100.00%	–

23	CL Hotel Investor, L.P.	Subsidiary	285	285	–	100.00%	100.00%	–

24	CBRE Global Investors U.S. Investment I, LLC	Subsidiary	4,111	4,111	–	99.99%	99.99%	–

No.	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in amount

25	COFCO Futures Company Limited	Associated corporation	1,339	1,339	–	35.00%	35.00%	–

26	CCB Trust Sharing No. 9 Urbanization Investment Private Equity Fund	Associated corporation	1,223	1,223	–	30.57%	30.57%	–

27	AVIC Investment Holding Limited	Associated corporation	6,000	6,000	–	16.70%	16.70%	–

28	China Life Property and Casualty Insurance Company Limited	Associated corporation	9,600	9,600	–	40.00%	40.00%	–

29	China United Network Communications Limited	Associated corporation	21,801	21,801	–	10.03%	10.03%	–

30	Wonders Information Co., Ltd.	Associated corporation	3,298	3,898	600	18.21%	18.21%	–

31	Shanghai Jinshida Winning Software Technology Co., Limited	Associated corporation	192	192	–	18.31%	18.31%	–

32	GLP Guoyi (Zhuhai) Acquisitions Fund (Limited Partnership)	Associated corporation	7,301	7,301	–	81.63%	81.63%	–

33	Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	Associated corporation	20,000	20,000	–	43.86%	43.86%	–

34	China Power Investment Nuclear Power Co., Ltd.	Associated corporation	8,000	8,000	–	26.76%	26.76%	–

35	China Guangfa Bank Co., Ltd.	Associated corporation	53,199	53,199	–	43.69%	43.69%	–

36	Annoroad Gene Technology (Beijing) Co., Ltd.	Associated corporation	250	250	–	13.09%	13.09%	–

37	Sino-Ocean Group Holding Limited	Associated corporation	11,246	11,246	–	29.59%	29.59%	–

38	Nanning China Life Shenrun Investment Development Fund Partnership (Limited Partnership)	Joint venture	3,780	3,780	–	60.00%	60.00%	–

39	Jiangsu China Life Jiequan Equity Investment Center (Limited Partnership)	Joint venture	2,129	2,129	–	60.00%	60.00%	–

40	China Life Vanke No. 1 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	195	195	–	59.82%	59.82%	–

41	China Life Vanke No. 2 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	195	195	–	59.82%	59.82%	–

42	China Life Qiaocheng (Shenzhen) Investment Partnership (Limited Partnership)	Joint venture	8,451	8,451	–	84.99%	84.99%	–

43	China Life Beautiful Village (Danjiangkou) Industrial Fund Partnership (Limited Partnership)	Joint venture	3	33	30	39.50%	39.50%	–

44	China Life Haikong (Hainan) Healthy Investment Co., Ltd.	Joint venture	230	230	–	51.00%	51.00%	–

45	China Life (Sanya) Health Investments Co., Ltd.	Joint venture	306	306	–	51.00%	51.00%	–

46	Beijing China Life Communications Construction City Development Investment Fund (Limited Partnership)	Joint venture	15,331	14,731	-600	50.00%	50.00%	–

47	RXR 1285 Holdings JV LLC	Joint venture	1,215	1,215	–	51.55%	51.55%	–

Note:	The figures shown in the “Number of shares held or cost” column in this table refer to the amount of investment cost.

(4)	Violation of Laws and Regulations

1)	Administrative punishments imposed on the Company by financial regulators and other governmental departments during the reporting period:

During the reporting period, 24 administrative punishments were imposed on the divisions of the Company at all levels, with an amount of penalty totaling RMB5.4753 million. Such punishments included, among others, warning, penalty and confiscation of illegal gains. For specific information, please logon to the official website of the Company (www.e-chinalife.com, route query: Home Page – Public Information Disclosure – Information of Significant Events) for inspection.

2)

Administrative punishments imposed on the Directors, Supervisors and senior management of the Head Office of the Company by financial regulators and other governmental departments during the reporting period:

In March 2023, Mr. Lai Jun, an Employee Representative Supervisor of the Company, received a warning from the CBIRC, Xinjiang Office, with a fine of RMB40,000, in connection with his liabilities for Xinjiang Branch’s violations of laws and regulations in preparing and providing false reports during the period when he was the General Manager of Xinjiang Branch.

3)

Violation of laws by the Directors, Supervisors, management officers at the departmental level of the Head Office or above and senior management officers of the provincial branches of the Company during the reporting period that resulted in them being transferred to judicial authorities:

No relevant circumstance occurred during the reporting period.

4)	Regulatory measures adopted by the CBIRC against the Company during the reporting period:

During the reporting period, one regulatory measure was adopted by the CBIRC and its local offices against the Head Office of the Company and there were 57 regulatory measures against its branches at the provincial level and below.

3.	KEY INDICATORS

(1)	Solvency Ratio Indicators

Unit: RMB million

			Predicted
			figures of the
			Following
	Figures of	Figures of	Quarter
	the Current	the Preceding	under the
Items	Quarter	Quarter	Basic Scenario

Admitted assets	5,371,644	5,173,709	5,447,146

Admitted liabilities	4,314,852	4,166,108	4,366,024

Actual capital	1,056,792	1,007,601	1,081,122

Core Tier 1 capital	683,678	651,956	701,378

Core Tier 2 capital	58,088	47,733	67,925

Supplementary Tier 1 capital	312,501	305,977	309,297

Supplementary Tier 2 capital	2,525	1,935	2,522

Minimum capital for quantitative risk	510,900	494,962	520,994

Minimum capital for control risk	-8,123	-7,672	-8,284

Additional minimum capital	–	–	–

Minimum capital	502,777	487,290	512,710

Core solvency surplus	238,989	212,399	256,593

Comprehensive solvency surplus	554,015	520,311	568,412

Core solvency ratio	147.53%	143.59%	150.05%

Comprehensive solvency ratio	210.19%	206.78%	210.86%

(2)	Regulatory and Monitoring Indicators of Liquidity Risk

Unit: RMB million

	Figures of	Figures of
	the Current	the Preceding
Name of Indicators	Quarter	Quarter

Liquidity coverage ratio

Overall liquidity coverage ratio of the Company under the basic scenario[1] (LCR1)

within 3 months	155%	132%

within 12 months	113%	114%

Overall liquidity coverage ratio of the Company under the required testing stressed scenario[2] (LCR2)

within 3 months	647%	593%

within 12 months	192%	199%

Liquidity coverage ratio without considering asset realization under the required testing stressed scenario[3] (LCR3)

within 3 months	146%	141%

within 12 months	97%	90%

Overall liquidity coverage ratio of the Company under the self-testing stressed scenario[2] (LCR2)

within 3 months	2652%	2147%

within 12 months	689%	793%

Liquidity coverage ratio without considering asset realization under the self-testing stressed scenario[3] (LCR3)

within 3 months	663%	555%

within 12 months	379%	392%

Backtracking adverse deviation rate of net cash flow from operating activities[4]	15%	113%

Cumulative net cash flow of the current year	39,862	65,443

Net cash flow of the preceding fiscal year	65,443	2,901

Net cash flow of the fiscal year prior to the preceding fiscal year	2,901	1,890

Net cash flow from operating activities[5]	171,093	395,035

Net cash flow from operating activities of participating account[6]	-19,595	30,237

Net cash flow from operating activities of universal account[7]	44,520	48,039

Proportion of cash and liquidity management tools[8]	3.80%	3.18%

Quarterly average of financing leverage ratio[9]	1.45%	2.21%

Proportion of domestic fixed-income assets under (including) class AA10	0.20%	0.04%

Proportion of listed stock investment with a shareholding of over 5%[11]	0.56%	0.77%

Proportion of receivables[12]	1.05%	0.41%

Proportion of holding related-party assets[13]	1.95%	2.48%

Notes:

1.

Overall liquidity coverage ratio of the Company under the basic scenario = (Cash inflows of the Company under the basic scenario + Book value of cash and cash equivalents at the valuation date) ÷ Cash outflows of the Company under the basic scenario × 100%

2.

Overall liquidity coverage ratio of the Company under the stressed scenario = (Cash inflows of the Company under the stressed scenario + Book value of cash and cash equivalents at the valuation date + the amount of realizable liquid asset reserves) ÷ Cash outflows of the Company under the stressed scenario × 100%

3.

Liquidity coverage ratio without considering asset realization under the stressed scenario = (Cash inflows of the Company under the stressed scenario + Book value of cash and cash equivalents at the valuation date) ÷ Cash outflows of the Company under the stressed scenario × 100%

4.

Backtracking adverse deviation rate of net cash flow from operating activities = (Actual value of net cash flow from operating activities – Predicted value of net cash flow from operating activities) ÷ Absolute value of the predicted value of net cash flow from operating activities

5.	Net cash flow from operating activities = Cumulative cash inflows from operating activities of the current year – Cumulative cash outflows from operating activities of the current year

6.

Net cash flow from operating activities of participating account = Cumulative cash inflows from operating activities of participating account of the current year – Cumulative cash outflows from operating activities of participating account of the current year

7.

Net cash flow from operating activities of universal account = Cumulative cash inflows from operating activities of universal account of the current year – Cumulative cash outflows from operating activities of universal account of the current year

8.

Proportion of cash and liquidity management tools = Book value of cash and liquidity management tools at the end of the period ÷ Ending balance of total assets after deducting the balance of bonds sold under agreements to repurchase and assets held in separate accounts × 100%

9.

Quarterly average of financing leverage ratio = Arithmetic average of total balance of inter-bank lending and bonds sold under agreements to repurchase at the end of each month within a quarter ÷ Ending balance of total assets × 100%

10.

Proportion of domestic fixed-income assets under (including) class AA = Book value of domestic fixed-income assets under (including) class AA at the end of the period ÷ Ending balance of total assets after deducting the balance of bonds sold under agreements to repurchase and assets held in separate accounts × 100%

11.	Proportion of listed stock investment with a shareholding of over 5% = Total book value of listed stock investment with a shareholding of over 5% ÷ Ending balance of total assets × 100%

12.

Proportion of receivables = (Book value of premiums receivable at the end of the period + Book value of reinsurance accounts receivable at the end of the period) ÷ Ending balance of total assets × 100%

13.	Proportion of holding related-party assets = Total investment assets of counterparties (who are related parties) held ÷ Ending balance of total assets × 100%

(3)	Key Operating Indicators

	Unit: RMB million

	Figures of	Cumulative
	the Current	Figures of the
Name of Indicators	Quarter	Current Year

Gross written premiums	327,221	327,221
Net income	16,997	16,997
Total assets	5,342,002	5,342,002
Net assets	465,126	465,126
Insurance contracts liabilities	4,114,951	4,114,951
Basic earnings per share (RMB)	0.63	0.63
Net assets yield[1]	3.75%	3.75%
Total assets yield[2]	0.32%	0.32%
Net Investment yield[3]	1.02%	1.02%
Comprehensive investment yield[4]	1.22%	1.22%

Notes:

1.	Net assets yield = Net profit ÷ [(Net assets at the beginning of the period + Net assets at the end of the period) ÷ 2] × 100%

2.	Total assets yield = Net profit ÷ [(Total assets at the beginning of the period + Total assets at the end of the period) ÷ 2] × 100%

3.

Net investment yield = (Investment income + Profit and loss from fair value changes + Profit and loss from exchange – Impairment loss of investment assets – Taxes and surcharges of investment – Interest expense) ÷ Average balance of funds application during the reporting period × 100%

4.

Comprehensive investment yield = (Investment income + Profit and loss from fair value changes + Profit and loss from exchange + Net change in fair value of financial assets available for sale – Impairment loss of investment assets – Taxes and surcharges of investment – Interest expense) ÷ Average balance of funds application during the reporting period × 100%

The key operating indicators are the results of data calculated according to the “Solvency Regulatory Rules for Insurance Companies No.18: Solvency Report”.

4.	RISK MANAGEMENT CAPABILITY

(1)	Type of the Company

1)

In accordance with the requirements under Article 5 and Article 6 of the “Solvency Regulatory Rules for Insurance Companies No. 12: Solvency Aligned Risk Management Requirements and Assessment” with respect to the criteria for classification of companies, the Company is a Type I insurance company.

2)

The Company is a life insurance company established in Beijing, China on June 30, 2003 according to the Company Law and the Insurance Law of the People’s Republic of China, and was listed overseas in December 2003 and returned to the domestic market as an A-share listed company in January 2007.

3)	In 2022, the Company had written premium of RMB690,730 million (unaudited), total assets of RMB5,145,794 million and 36 provincial branches.

(2)	Assessment Results of the Recent Solvency Aligned Risk Management Requirements and Assessment

The CBIRC conducted an assessment of Solvency Aligned Risk Management Requirements and Assessment (SARMRA) on the Company in 2022. According to the “Letter of Opinions from the Solvency Supervision Department of the CBIRC Regarding the 2022 SARMRA On-site Assessment of China Life Insurance Company Limited” (Yin Bao Jian Chang Fu [2023] No. 14), the Company got a score of 84.83 in the 2022 assessment and the respective scores in nine areas are as follows:17.05 in the foundation and environment of risk management, 8.01 in the objectives and tools of risk management, 8.5 in insurance risk management, 8.33 in market risk management, 8.5 in credit risk management, 8.38 in operational risk management, 8.74 in strategic risk management, 8.6 in reputational risk management, and 8.72 in liquidity risk management.

(3)	Measures for the Improvement of Risk Management Adopted During the Reporting Period and Their Progress

Firstly, the Company further proceeded with the construction of its risk management system. In accordance with the “Regulatory Rules on the Second Phase Project of China Risk-Oriented Solvency System (C-ROSS)” issued by the CBIRC, the Company made amendments to the internal rules and regulations in connection with risk management such as the “Measures for the Administration of Reputational Risk of China Life Insurance Company Limited” and devoted more efforts to refine and optimize the internal rules and regulations on risk management, so as to enhance the operability of such internal rules and regulations. Further, the Company paid more attention to the implementation of the internal rules and regulations, gave full play to the functions of various risk management tools and risk control measures, and made further improvements to SARMRA and the mechanism on Integrated Risk Rating (IRR), aiming to enhance its ability of risk management through rectification of any issues identified.

Secondly, the Company continued to optimize the top-level design for risk management to strengthen the coordinating and leading roles of the Board of Directors and its specialized committees in risk management. In this design, the function of the Risk Management Committee on overall risk management and control was highlighted. The Committee organized and held the first meeting of the Risk Management Committee for 2023, further strengthened its efforts to keep track of outstanding risks and key issues, and enhanced its capability in risk prevention and defusion in a practical manner.

Thirdly, the Company consistently promoted the construction of information-oriented and intelligent risk management. An in-depth analysis was made in respect of the needs of the Company for connection to the risk systems and its demand for risk data for the purpose of improving the risk management system of the Company on an ongoing basis. The Company consistently improved the indicators for monitoring suspicious transactions to increase the ability of its system for anti-money laundering information management to monitor suspicious transactions. The Company also comprehensively promoted the intelligent early warning system for sale risks and the contact persons system for workplace risk control, and consistently enhanced its ability in risk monitoring and early warning, so as to vigorously reinforce its risk prevention and control at the grassroot level.

(4)	Self-assessment on Risk Management

The Company did not conduct an annual self-assessment on solvency risk management in this quarter.

During the quarter, the Company continued to proceed with rectification and upgrading measures, sorted out and refined all existing issues on an individual basis, stepped up its efforts to rectify such issues, and continuously enhanced its capability of risk management, after taking into account the feedback from the CBIRC’s inspection in 2018 and the 2022 self-assessment results.

5.	INTEGRATED RISK RATING (IRR) (CLASSIFICATION REGULATION)

(1)	Information of the Company’s IRR

To date, according to the C-ROSS Supervision Information System of the CBIRC, the results of the IRR of the Company in the third and fourth quarters of 2022 were AAA and AA Category, respectively.

(2)	Self-assessment on Risk Management

The Company conducts an assessment on the insurance risk, market risk, credit risk, strategic risk, operational risk, reputational risk, liquidity risk and other risks faced by it on a quarterly basis, and a comprehensive risk management quarterly report will be prepared and submitted to the President’s Office of the Company for review.

For strategic risk, as the development of the PRC has entered a period of both strategic opportunities and risk challenges with increasing uncertainty and unpredictability, the Company pays additional attention on the prevention and control of financial risks, and is always committed to offering comprehensive risk protection to the whole society as the cornerstone of its business. The Company continued to facilitate the upgrade of products and services, marketing system and ecological platform, aimed to make progress while maintaining stability in business development, and prepared a report of the management team of the Company on business operation and management every quarter and an evaluation report on the implementation of medium- to long-term planning every year through the regular monitoring and evaluation of strategic plan implementation, so as to strengthen the management of strategic risk. In general, the high-quality development tended to be stable with good momentum for growth.

For operational risk, the Company improved the operation of its risk management mechanism, consistently optimized the development of three management tools, namely loss data room for operational risk, self-assessment on risk control, and key risk indicators monitoring, to build an operational risk management system featuring full chain. The Company continued to strengthen management and control, devoted more efforts to offer training and education, increased awareness on risk compliance, and effectively integrated the requirements for operational risk management into all levels, lines, processes and aspects of business operation and management. The Company also conducted an analysis on the loss data for operational risk as well as key risk indicators monitoring on a quarterly basis, and prepared the quarterly report for submission to its management for review.

For reputational risk, the Company strictly and closely monitored public opinions through the real-time monitoring of media around the clock for seven days a week, and strengthened its efforts to analyze public opinions by grasping their main characteristics and development trends, in order to seize the initiative to address the public opinions. The public opinions on the Company remained stable in general and there was no major incident of reputational risk for the Company in this quarter.

For liquidity risk, the Company constantly stepped up its effort in liquidity risk management, monitored the regulatory indicators and monitoring indicators for liquidity risk on a quarterly basis, and carried out stress tests on cash flows in accordance with the requirements under the “Solvency Regulatory Rules for Insurance Companies No. 13: Liquidity Risk” and its own regulations.

6.	SIGNIFICANT EVENTS

(1)	Branches

Provincial branches newly approved for operation during the reporting period:

No event involving major branches occurred.

(2)	Material Reinsurance Contracts

1)	Material reinsurance inward contracts entered into during the reporting period:

No event involving material reinsurance inward contracts occurred.

2)	Material reinsurance outward contracts entered into during the reporting period:

No event involving material reinsurance outward contracts occurred.

(3)	Top Three Products During the Reporting Period in Terms of Surrender Payment and Comprehensive Surrender Rate

1)	Top three products during the reporting period in terms of surrender payment

Unit: RMB million

Name of products	Type of products	Sales channel	Current quarter		Cumulative figures for the year
			Surrender payment	Surrender rate	Surrender payment	Surrender rate
China Life Xin Ying Annuity Insurance (Type A) (國壽鑫盈年金保險(A款))	Traditional	Exclusive individual agent, etc.	3,982	45.56%	3,982	45.56%
Kang Ning Whole Life Insurance (康寧終身保險)	Traditional	Exclusive individual agent, etc.	682	0.18%	682	0.18%
China Life Happy Life Annuity Insurance (Participating Insurance) (國壽美滿一生年金 保險 (分紅型))	Participating	Exclusive individual agent, etc.	652	0.41%	652	0.41%

2)	Top three products during the reporting period in terms of comprehensive surrender rate

Unit: RMB million

Name of products	Type of products	Sales channel	Current quarter		Cumulative figures for the year
			Surrender payment	Surrender rate	Surrender payment	Surrender rate
China Life Xin Ying Annuity Insurance (Type A) (國壽鑫盈年金保險(A款))	Traditional	Exclusive individual agent, etc.	3,982	45.56%	3,982	45.56%
China Life Xin Ying Annuity Insurance (Type B) (國壽鑫盈年金保險(B款))	Traditional	Exclusive individual agent, etc.	7	21.86%	7	21.86%
China Life Supplemental Care for lifetime long-term health insurance (國壽附加關愛一生 長期健康保險)	Traditional	Exclusive individual agent, etc.	0.01	21.39%	0.01	21.39%

The surrender rate is the result of data calculated according to the formula of comprehensive surrender rate set out in the “Solvency Regulatory Rules for Insurance Companies No. 18: Solvency Report”.

(4)	Major Investments

Major investments made during the reporting period:

Unit: RMB million

No.	Type	Investment target	Time of investment	Investment amount			Book value at the end of the period
				At the beginning of the period	At the end of the period	Change

1	Subsidiary	Shanghai Wansheng Industry Partnership (Limited Partnership)	January 2023	4,036	4,048	12	4,048

2	Subsidiary	Golden Phoenix Tree Limited	February 2023	–	264	264	264

3	Subsidiary	Beijing China Life Pension Industry Investment Fund (Limited Partnership)	March 2023	2,392	2,602	210	2,602

4	Associated corporation	Wonders Information Co., Ltd.	January 2023	3,298	3,898	600	2,936

5	Joint venture	China Life Beautiful Village (Danjiangkou) Industrial Fund Partnership (Limited Partnership)	March 2023	3	33	30	33

It was determined after an assessment that the above major investments had no material impact on the solvency ratios of the Company.

(5)	Significant Investment Losses

Significant investment losses incurred during the reporting period:

No event involving significant investment losses occurred.

(6)	Major Financing Activities

Major financing activities carried out during the reporting period:

No event involving major financing activities occurred.

(7)	Major Connected Transactions

Major connected transactions occurred during the reporting period:

Major connected transactions have been disclosed on the official website of the Company. For specific information, please logon to the official website of the Company (www.e-chinalife.com, route query: Home Page – Public Information Disclosure – Information of Special Events) for inspection.

(8)	Material Guarantees

1)	Executed material guarantee contracts existed during the reporting period:

No event involving material guarantee contracts occurred.

2)	Outstanding material guarantee contracts existed as of the date of the solvency report:

No event involving outstanding material guarantee contracts occurred.

(9)	Other Significant Events

No other significant event occurred that had a material effect on the solvency of the Company.

7.	MANAGEMENT ANALYSIS AND DISCUSSION

(1)	Change of Solvency Ratios and the Reasons therefor

As at March 31, 2023, the core solvency ratio and comprehensive solvency ratio of the Company were 147.53% and 210.19%, respectively, representing the increase of 3.94 percentage points and 3.41 percentage points as compared to those as at the end of the previous quarter. The main reason for the change is divided into two aspects: firstly, actual capital increased by RMB49,191 million from the end of the previous quarter, as a result of which the comprehensive solvency ratio increased by 10.09 percentage points. In particular, admitted assets rose by RMB197,935 million from the end of the previous quarter, which was primarily due to an increase of RMB119,104 million in investment assets and an increase of 41,636 million in cash and liquidity management tools; and admitted liabilities rose by RMB148,744 million from the end of the previous quarter, which was mainly attributable to an increase of RMB213,472 million in reserve liabilities and a decrease of RMB37,453 million in payables and advance receipts. Secondly, the minimum capital rose by RMB15,487 million from the end of the previous quarter, as a result of which the comprehensive solvency ratio decreased by 6.68 percentage points. In particular, the minimum capital for insurance risk grew by RMB548 million, the minimum capital for market risk rose by RMB16,368 million, and the minimum capital for credit risk increased by RMB3,053 million. In general, the core solvency ratio and comprehensive solvency ratio of the Company are well above the regulatory requirements, and the Company has sufficient solvency.

(2)	Change of Regulatory Indicators for Liquidity Risk and the Reasons therefor

As at the end of the first quarter of 2023, the regulatory indicators for liquidity risk of the Company were conformed to the regulatory standards. There was no significant change in the liquidity coverage ratio as compared to that of the previous quarter. Backtracking of net cash flow from operating activities has shown positive deviation, and the net cash flow of the first quarter amount to RMB39,862 million. Pursuant to the provisions of the “Solvency Regulatory Rules for Insurance Companies No. 13: Liquidity Risk” and the relevant requirements, the Company has established a well-developed liquidity risk management mechanism to monitor various regulatory indicators for liquidity risk on a quarterly basis, with a view to preventing liquidity risk in an effective manner.

(3)	Analysis of the Change in the IRR Results

According to the C-ROSS Supervision Information System of the CBIRC, the result of the IRR of the Company in the fourth quarter of 2022 was AA Category, which maintained at A Category.

(4)	Analysis of the Key Risks Faced by the Company

As the development of the PRC has entered a period of both strategic opportunities and risk challenges with increasing uncertainty and unpredictability, the correlation and contagion of various risks in the insurance industry are amplified under the current macro-economic situation and the new media environment. Any risk, once occurred, may not only affect the business operation of the Company but also pose challenges to the entire industry. For the next stage, the Company will close monitor risks in key areas such as real estate, small and medium-sized financial institutions and debts of local governments, strengthen the research and analysis of market risks such as interest rate risk and equity price, and take an active role in improving the management of market risk and credit risk. In the meanwhile, the reputational risk will be one of the key risks faced by the Company. In addition to the common disputes including policy surrender, sales and claims settlement, issues such as disputes over renewal of policies, privacy protection and insurance discrimination will gradually become the new areas of focus of public opinions with respect to consumer protection. These public opinions are topics of attraction that can easily stir up negative emotions of the public, and the illegal policy surrender may also add fuel to the fire, which will bring additional pressure to the reputational risk management of the Company.

Subsequently, the Company will give additional focus on the above key risks on a daily basis and keep track of their development on a monthly basis, dig out the reasons for such risks, pinpoint their sources, set out governance measures against them, and ensure that the risks are preventable and controllable through dynamic management.

8.	OPINIONS FROM EXTERNAL INSTITUTIONS

(1)	Reports Received from External Institutions During the Reporting Period

1)	Audit reports received from auditors during the reporting period:

PricewaterhouseCoopers Zhong Tian LLP, an auditor engaged by the Company, issued an audit report (PricewaterhouseCoopers Zhong Tian Te Shen Zi (2023) No. 0423), and was of the view that the special financial statements for solvency issued by the Company on December 31, 2022 were prepared, in all material respects, in accordance with the basis of preparation set forth in Note 2 in the notes to the special financial statement for solvency (such as the “Solvency Regulatory Rules II for Insurance Companies”, the “Notice of the CBIRC Regarding the Printing and Issue of the Solvency Regulatory Rules II for Insurance Companies” (Yin Bao Jian Fa [2021] No. 51), the “Notice of the CBIRC Regarding the Matters Relevant to the Implementation of the Solvency Regulatory Rules II for Insurance Companies” (Yin Bao Jian Fa [2021] No. 52) and the 2022 Financial Statements and Relevant Financial and Accounting Records approved by the Board of Directors of the Company, etc.).

PricewaterhouseCoopers Zhong Tian LLP, an auditor engaged by the Company, issued an audit report on internal control (PricewaterhouseCoopers Zhong Tian Te Shen Zi (2023) No. 0437), and was of the view that the Company maintained an effective internal control over financial reporting in all material respects as of December 31, 2022 in accordance with the “Standard Regulations on Corporate Internal Control” and the relevant requirements.

PricewaterhouseCoopers Zhong Tian LLP, an auditor engaged by the Company, issued an audit report (PricewaterhouseCoopers Zhong Tian Shen Zi (2023) No. 10089), and was of the view that the consolidated and company balance sheets as at December 31, 2022, as well as the consolidated and company income statements, the consolidated and company cash flow statements and the consolidated and company statements of changes in shareholders’ equity for the year 2022 and the notes to the financial statements were prepared, in all material respects, in accordance with the “Enterprise Accounting Standards”, which gave a fair view of the consolidated and company’s financial position as at December 31, 2022, and the consolidated and company’s performance results and cash flows for the year 2022.

PricewaterhouseCoopers Zhong Tian LLP, an auditor engaged by the Company, issued an audit report (PricewaterhouseCoopers Zhong Tian Te Shen Zi (2023) No. 0440), and was of the view that the income statement for participating insurance for the year 2022, the balance sheet for participating insurance as at December 31, 2022 and the notes to the financial statements were prepared, in all material respects, in accordance with the basis of preparation set forth in Note 2 in the notes to the special financial statements for participating insurance.

PricewaterhouseCoopers Zhong Tian LLP, an auditor engaged by the Company, issued an audit report (PricewaterhouseCoopers Zhong Tian Te Shen Zi (2023) No. 0420), and was of the view that the balance sheet for separate accounts of investment-linked insurance of the Company as at December 31, 2022, the investment income statement and the statement of changes in net assets for the year 2022 and the notes to the financial statements were prepared, in all material respects, in accordance with the basis of preparation set forth in Note 2 in the notes to the financial statements for investment-linked insurance accounts.

2)	Review reports received during the reporting period:

No relevant circumstance occurred during the reporting period.

3)	Credit rating reports received from rating agencies during the reporting period:

The Company received announcements on the credit rating information from two rating agencies, namely China Chengxin and China Credit Rating. China Chengxin maintained the corporate credit rating of the Company as AAA, with stable outlook; and China Credit Rating maintained the corporate credit rating of the Company as AAA+, with stable outlook. In comparison with the results of the previous period, the results of credit rating were unchanged. The Company will continue to keep a close eye on its own credit rating.

(2)	Change of External Institutions During the Reporting Period

No relevant circumstance occurred during the reporting period.

9.	ACTUAL CAPITAL

(1)	Admitted Assets

	Unit: RMB million
	Figures of the Current Quarter			Figures of the Preceding Quarter
	Book	Unadmitted	Admitted	Book	Unadmitted	Admitted
Items	Value	Value	Value	Value	Value	Value

Cash and liquidity management tools	200,656	–	200,656	159,020	–	159,020
Investment assets	4,493,727	601	4,493,126	4,375,374	1,352	4,374,022
Equities in subsidiaries, joint ventures and associates	187,585	-10,206	197,791	183,553	-9,814	193,367
Reinsurance assets	7,613	-27,605	35,218	7,840	-27,549	35,389
Receivables and prepayments	370,849	–	370,849	334,764	–	334,764
Fixed assets	48,755	–	48,755	49,381	–	49,381
Land use rights	7,241	–	7,241	7,304	–	7,304
Assets held in separate accounts	7	–	7	7	–	7
Other admitted assets	25,569	7,568	18,001	28,551	8,096	20,455

Total	5,342,002	-29,642	5,371,644	5,145,794	-27,915	5,173,709

(2)	Admitted Liabilities

	Unit: RMB million
	Figures of	Figures of
	the Current	the Preceding
Items	Quarter	Quarter

Reserve liabilities	3,495,073	3,281,601
Financial liabilities	490,922	515,361
Payables and advance receipts	235,999	273,452
Estimated liabilities	–	–
Liabilities of separate accounts	7	7
Capital liabilities	10,232	13,717
Other admitted liabilities	82,619	81,970

Total	4,314,852	4,166,108

(3)	Actual Capital

	Unit: RMB million
	Figures of	Figures of
	the Current	the Preceding
Items	Quarter	Quarter

Core Tier 1 capital	683,678	651,956
Net assets	465,126	441,818
Adjustments to net assets	218,552	210,138
Book value of unadmitted assets	-8,169	-9,448
Difference between admitted value and book value of long-term equity investments	10,206	9,814
Fair value increment (deducting the effects of impairment, depreciation and income tax) of investment property (including investment property held by insurance companies through property rights or subsidiaries, etc.)	–	–
Deferred income tax assets (excluding deferred income tax assets caused by operating losses)	-12,620	-14,935
Catastrophe risk reserves for agricultural insurance	–	–
Policy future surplus included in Core Tier 1 capital	201,530	197,158
Amount of capital instrument attributable to liabilities that meets the Core Tier 1 capital standards and could be included in Core Tier 1 capital as required	–	–
Other adjustments stipulated by the CBIRC	27,605	27,549
Core Tier 2 capital	58,088	47,733
Preferred stock	–	–
Policy future surplus included in Core Tier 2 capital	68,320	61,450
Other Core Tier 2 capital	–	–
Less: the amount that should be deducted for exceeding the limit	10,232	13,717

	Unit: RMB million
	Figures of	Figures of
	the Current	the Preceding
Items	Quarter	Quarter

Supplementary Tier 1 capital	312,501	305,977
Subordinated term debt	–	–
Capital supplementary bonds	34,997	34,997
Convertible subordinated debt	–	–
Deferred income tax assets (excluding deferred income tax assets caused by operating losses)	12,620	14,935
Amount of fair value increment (deducting the effects of impairment, depreciation and income tax) of investment property (including investment property held by insurance companies through property rights or subsidiaries, etc.) that could be included in the Supplementary Tier 1 capital	–	–
Policy future surplus included in the Supplementary Tier 1 capital	264,884	256,045
Other Supplementary Tier 1 capital	–	–
Less: the amount that should be deducted for exceeding the limit	–	–
Supplementary Tier 2 capital	2,525	1,935
Contingent capital and other Supplementary Tier 2 capital	–	–
Policy future surplus included in the Supplementary Tier 2 capital	2,525	1,935
Less: the amount that should be deducted for exceeding the limit	–	–

Total of actual capital	1,056,792	1,007,601

10.	MINIMUM CAPITAL

	Unit: RMB million
	Figures of	Figures of
	the Current	the Preceding
Items	Quarter	Quarter

Minimum capital for quantitative risk	510,900	494,962
Total of minimum capital for life insurance risk	113,264	112,576
Life insurance risk – minimum capital for loss risk	85,913	86,344
Life insurance risk – minimum capital for surrender risk	58,269	56,419
Life insurance risk – minimum capital for expense risk	14,505	14,532
Life insurance risk – risk diversification effect	45,423	44,719
Total of minimum capital for non-life insurance risk	11,633	11,773
Non-life insurance risk – minimum capital for premium and reserve risk	11,633	11,773
Non-life insurance risk – minimum capital for catastrophe risk	–	–
Non-life insurance risk – risk diversification effect	–	–
Market risk – total of minimum capital	481,750	465,382
Market risk – minimum capital for interest rate risk	223,893	208,029
Market risk – minimum capital for equity price risk	440,278	426,851
Market risk – minimum capital for property price risk	17,382	15,812
Market risk – minimum capital for overseas fixed income asset price risk	240	191
Market risk – minimum capital for overseas equity asset price risk	32,235	34,044
Market risk – minimum capital for exchange rate risk	5,353	5,628
Market risk – risk diversification effect	237,631	225,173
Credit risk – total of minimum capital	80,538	77,485
Credit risk – minimum capital for interest spread risk	44,619	40,774
Credit risk – minimum capital for counterparty default risk	56,816	56,480
Credit risk – risk diversification effect	20,897	19,769

	Unit: RMB million
	Figures of	Figures of
	the Current	the Preceding
Items	Quarter	Quarter

Quantitative risk diversification effect	125,043	122,699
Loss absorption effect of special types of insurance contracts	51,242	49,555
Loss absorption adjustment – not considering upper bound	51,242	49,555
Upper bound for loss absorption effect adjustment	213,420	206,611
Minimum capital for control risk	-8,123	-7,672
Additional minimum capital	–	–
Counter-cyclical additional minimum capital	–	–
Additional minimum capital for D-SII	–	–
Additional minimum capital for G-SII	–	–
Other additional minimum capital	–	–
Total of minimum capital	502,777	487,290

This announcement is published in both Chinese and English. Should there be inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, April 27, 2023

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang

Non-executive Director:	Wang Junhui

Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie